                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. __)*

                 AMERICAN SHARED HOSPITAL SERVICES
  _______________________________________________________________
                          (Name of Issuer)


                            COMMON STOCK
 _______________________________________________________________
                   (Title of Class of Securities)


                              029595105
    _________________________________________________________
                           (CUSIP Number)


          JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS
           801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                           (213) 612-2500

  _______________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to
     Receive Notices and Communications)


                            May 17, 1995
  _______________________________________________________________
      (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
  13d-1(b)(3) or (4), check the following box  \ \.

  Check the following box if a fee is being paid with the statement \x\ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      3 of 13 Pages

                            SCHEDULE 13D
  CUSIP No. 029595105
            _________

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LION ADVISORS, L.P.
  __________________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) \x\
                                                            (b) \ \
  __________________________________________________________________________
  3  SEC USE ONLY

  __________________________________________________________________________
  4  SOURCE OF FUNDS*

     OO
  __________________________________________________________________________
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or (e)                               \ \

  __________________________________________________________________________
  6  CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
  __________________________________________________________________________
                    7 SOLE VOTING POWER
     NUMBER OF        263,863 SHARES OF COMMON STOCK (INCLUDES 55,067 SHARES
      SHARES          ISSUABLE UPON THE CONVERSION OF WARRANTS)
   BENEFICIALLY     ________________________________________________________
     OWNED BY       8 SHARED VOTING POWER
       EACH
     REPORTING      ________________________________________________________
      PERSON        9 SOLE DISPOSITIVE POWER
       WITH
                      263,863 SHARES OF COMMON STOCK (INCLUDES 55,067 SHARES
                      ISSUABLE UPON THE CONVERSION OF WARRANTS)
                    ________________________________________________________
                    10 SHARED DISPOSITIVE POWER

  __________________________________________________________________________
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     263,863 SHARES OF COMMON STOCK (INCLUDES 55,067 SHARES ISSUABLE UPON
     THE CONVERSION OF WARRANTS)
  __________________________________________________________________________
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* \ \
  __________________________________________________________________________
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.7%
  __________________________________________________________________________
  14 TYPE OF REPORTING PERSON*
     PN
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
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 4 of 13 Pages

                            SCHEDULE 13D
  CUSIP No. 029595105
            _________

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AIF II, L.P.
  __________________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /x/
                                                            (b)  / /
  __________________________________________________________________________
  3  SEC USE ONLY

  __________________________________________________________________________
  4  SOURCE OF FUNDS*

     OO
  __________________________________________________________________________
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or (e)                              / /

  __________________________________________________________________________
  6  CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
  __________________________________________________________________________
                 7  SOLE VOTING POWER

     NUMBER OF      117,272 SHARES OF COMMON STOCK (INCLUDES 24,474 SHARES
      SHARES        ISSUABLE UPON THE CONVERSION OF WARRANTS)
   BENEFICIALLY  ___________________________________________________________
     OWNED BY    8  SHARED VOTING POWER
       EACH
     REPORTING   ___________________________________________________________
      PERSON     9  SOLE DISPOSITIVE POWER
       WITH
                    117,272 SHARES OF COMMON STOCK (INCLUDES 24,474 SHARES
                    ISSUABLE UPON THE CONVERSION OF WARRANTS)
                 ___________________________________________________________
                 10 SHARED DISPOSITIVE POWER

  __________________________________________________________________________
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     117,272 SHARES OF COMMON STOCK (INCLUDES 24,474 SHARES ISSUABLE UPON
     THE CONVERSION OF WARRANTS)
  __________________________________________________________________________
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
  __________________________________________________________________________
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9%
  __________________________________________________________________________
  14 TYPE OF REPORTING PERSON*
     PN
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                           STATEMENT PURSUANT TO RULE 13d-1

                                        OF THE

                            GENERAL RULES AND REGULATIONS

                                      UNDER THE

                     SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

          _________________________________________________________________
          _________________________________________________________________



          Item 1.  Security and Issuer.
          ______   ___________________

                    This Statement on Schedule 13D relates to the Common Stock, no par value, (the "Common Stock"), of American Shared Hospital Services, a California corporation (the "Company"). The principal executive offices of the Company are located at 4 Embarcadero Center, Suite 3620, San Francisco, California 94111-4155.


          Item 2.  Identity and Background.
          ______   _______________________

                    This Statement is filed jointly by AIF II, L.P., a Delaware limited partnership ("AIF"), and Lion Advisors, L.P., a Delaware limited partnership ("Lion Advisors"). Such persons are collectively referred to herein as the "Reporting Persons."

                    AIF is principally engaged in the business of investment in securities. The address of AIF's principal business and its principal office is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                    The managing general partner of AIF is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). The administrative general partner of AIF is Apollo Fund Administration Limited, a Cayman Islands corporation ("Administration"). Advisors is principally engaged in the business of serving as managing general partner of AIF and another investment fund. Administration is principally engaged in the business of serving as administrative general partner of AIF and another investment fund. AIF does not have any other general partners.
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 6 of 13 Pages

                    The respective addresses of the principal business and principal office of each of Advisors and Administration are:
          Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                    Lion Advisors, a limited partnership organized under the laws of the State of Delaware, is principally engaged in the business of serving as advisor to and representative for its clients, including Artemis America Partnership ("Artemis"), a general partnership organized under the laws of the State of
          Delaware.   The address of Lion Advisors' principal business and
          its principal office is 1301 Avenue of the Americas, New York, New York 10019. Pursuant to an investment management agreement by and between Artemis and Lion Advisors (the "Investment Management Agreement"), Artemis has appointed Lion Advisors as its exclusive investment manager with respect to an investment account, and Lion Advisors has the sole power to vote and dispose of any securities held in such account.

                    The general partner of Lion Advisors is Lion Capital Management, Inc. ("Capital Management"), a Delaware corporation, which is principally engaged in the business of serving as
          general partner of Lion Advisors.   The address of the principal
          business and principal office of Capital Management is c/o Lion Advisors, L.P., 1301 Avenue of the Americas, New York, New York 10019.

                    The Reporting Persons may together constitute a "group" within the meaning of Rule 13d-5(b) under the Securities and Exchange Act of 1934, as amended.

                    Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                    Neither the Reporting Persons, Advisors,
          Administration, Capital Management nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
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          Item 3. Source and Amount of Funds or Other Consideration.
          ______  _________________________________________________

                    In connection with a restructuring of the Company, the Reporting Persons, pursuant to the terms of the Note Purchase Agreement, dated as of May 12, 1995, by and among the Company and the signatories thereto (the "Note Purchase Agreement"), were entitled to receive an aggregate of 381,135 shares (including 79,541 warrants immediately exercisable upon the payment of an exercise price initially equal to $0.75 per warrant (the "Warrants")) of the Common Stock of the Company. In exchange for an aggregate of $6,500,000 in principal amount of the Company's
          16 1/2% Senior Subordinated Exchangeable Reset Notes Due 1996 (the "Subordinated Notes") upon consummation of the Note Purchase Agreement. On May 17, 1995, the terms and conditions of the Note Purchase Agreement were satisfied, and in connection therewith, the issuance of the 381,135 shares of Common Stock (including 79,541 Warrants) to the Reporting Persons in exchange for the Subordinated Notes upon consummation of the Note Purchase Agreement.

                    The Reporting Persons acquired beneficial ownership of such shares of the Common Stock and the Warrants by virtue of the distribution of shares of the Common Stock and the Warrants pursuant to the Note Purchase Agreement.

                    The foregoing response to this Item 3 is qualified in its entirety by reference to the Note Purchase Agreement and the Common Stock Purchase Warrant, the full text of which are filed as Exhibit 1 and Exhibit 2, respectively hereto, and incorporated herein by this reference.


          Item 4.  Purpose of Transaction.
          ______   ______________________

                    The Reporting Persons acquired beneficial ownership of the shares of the Common Stock and the Warrants described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Note Purchase Agreement described in Item 3 above. Such shares of the Common Stock and the Warrants were acquired in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the issuer.

                    The Reporting Persons may change any of their current intentions, acquire additional shares of the Common Stock or the Warrants or sell or otherwise dispose of all or any part of the Common Stock or the Warrants beneficially owned by the Reporting Persons, or take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would

      8 of 13 Pages

          result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

                    The foregoing response to this Item 4 is qualified in its entirety by reference to the Note Purchase Agreement the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.


          Item 5.  Interest in Securities of the Issuer.
          ______   ____________________________________

                    The Reporting Persons acquired beneficial ownership of the shares of the Common Stock and the Warrants described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Note Purchase Agreement and the distribution of shares of the Common Stock and the Warrants thereunder.

                    (a) Lion Advisors indirectly beneficially owns 263,863 shares of the Common Stock (including 55,067 Warrants) or 6.7%
          of the Common Stock outstanding. AIF beneficially owns 117,272 shares of the Common Stock (including 24,474 Warrants) or 2.9% of the Common Stock outstanding. The Reporting Persons beneficially own, in the aggregate, 381,135 shares of the Common Stock (including 79,541 Warrants) or 9.6% of the Common Stock outstanding. Beneficial ownership of such shares was acquired as described in Item 3.

                    (b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by this reference.

                    (c) Except as disclosed in Item 3 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

                    (d) Subject to the terms of the Investment Management Agreement, the Reporting Persons have the sole right to receive dividends from, or the proceeds from the sale of, the securities reported hereon.

                    (e)  Not applicable.

      9 of 13 Pages


          Item 6.  Contracts, Arrangements, Understandings or Relationships
                   With Respect to the Securities of the Issuer.
          ______   ________________________________________________________

                    The responses to Item 3, Item 4 and Item 5 are incorporated herein by this reference.

                    Pursuant to the terms of the Note Purchase Agreement, the Reporting Persons have, among other things, agreed to vote the shares of Common Stock acquired thereunder in favor of certain proposals expected to be put to shareholder vote. In addition, in order to induce the Reporting Persons and other noteholders to enter into the Note Purchase Agreement, the Company and such noteholders (including the Reporting Persons) agreed to enter into a Registration Rights Agreement, dated as of May 17, 1995, pursuant to which, among other things, the Company granted certain registration rights to the Reporting Persons and the other noteholders and the Reporting Persons and other noteholders agreed not to sell or otherwise transfer the Common Stock and Warrants acquired pursuant to the Note Purchase Agreement until the earlier of September 17, 1995 and the shareholder vote described above.

                    The foregoing response to this Item 6 is qualified in its entirety by reference to the Registration Rights Agreement, the full text of which is filed as Exhibit 3 hereto, and incorporated herein by this reference.


          Item 7.  Material to be Filed as Exhibits.
          ______   ________________________________

                    (1)  The Note Purchase Agreement, dated as of May 12,
                         1995.

                    (2) Form of Common Stock Purchase Warrant, dated as of May 17, 1995.

                    (3) The Registration Rights Agreement, dated as of May 17, 1995.

      10 of 13 Pages


                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with AIF II, L.P.

          Dated:  May 23, 1995

                              LION ADVISORS, L.P.

                                  By: Lion Capital Management, Inc.,
                                         General Partner



                              By:  /s/ Michael D. Weiner
                                   _________________________________________
                                   Name: Michael D. Weiner
                                   Title:  Vice President, Lion Capital
                                           Management, Inc.

      11 of 13 Pages

                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agree that this statement may be filed jointly with Lion Advisors, L.P.

          Dated:  May 23, 1995

                              AIF II, L.P.
                                  By: Apollo Advisors, L.P.,
                                       Managing General Partner

                                     By: Apollo Capital Management, Inc.,
                                          General Partner



                              By:  /s/ Michael D. Weiner
                                   _________________________________________
                                   Name: Michael D. Weiner
                                   Title:  Vice President, Apollo Capital
                                           Management, Inc.

      12 of 13 Pages

                                 APPENDIX A TO ITEM 2


                    The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of AIF, Advisors, which is the managing general partner of AIF, Apollo Capital Management, Inc., a Delaware corporation which is the managing general partner of Advisors ("Apollo Capital"), Administration which is the administrative general partner of AIF, Advisors, Lion Advisors and Lion Capital Management, Inc., a Delaware corporation which is the sole general partner of Lion Advisors ("Capital Management").

                    The principal occupation of each of Leon Black, Craig Cogut and John Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Apollo Capital Management and of Capital Management, and each is a limited partner of Advisors and Lion Advisors. The principal business of Advisors and of Lion Advisors is to provide advice regarding investments in securities.

                    Mr. Black is the President and a director of Apollo Capital and the President and a director of Capital Management. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Mr. Cogut is a Vice President and a director of Apollo Capital and the Secretary and a Vice President and director of Capital Management. Mr. Cogut's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Mr. Hannan is a Vice President and director of Apollo Capital and a Vice President and director of Capital Management. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

                    Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Messrs. Black, Cogut and Hannan are the beneficial owners of the stock of Administration.
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                                    EXHIBIT INDEX



          Exhibit No.    Description
          ___________    ___________

          1              Note Purchase Agreement

          2              Form of Common Stock Purchase Warrant

          3              Registration Rights Agreement